Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-43806


                             TALK VISUAL CORPORATION

                    Supplement No. 3 dated December 5, 2000
                     To Prospectus Dated October 31, 2000

      You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

      Investing in Talk Visual Corporation common stock involves a high degree of risk. See "Risk Factors" beginning on page 5 of our prospectus dated October 31, 2000 to read about factors you should consider before buying shares of our common stock.

      Pursuant to the common stock purchase agreement dated July 27, 2000, evidencing an equity draw down facility between us and Evertrend Holdings Limited, Evertrend purchased a total of 2,844,872 shares of our common stock at an average purchase price of $0.1007 per share during the pricing period from November 20, 2000 to December 4, 2000. These purchases resulted in aggregate proceeds of $213,455 being paid and released from escrow to us by Evertrend. We issued to Evertrend a warrant to purchase 2,662,330 shares of our common stock at an exercise price of $0.1315 per share until January 8, 2001. Ladenburg Thalmann & Co. Inc. received $22,909 in placement fees and $50,000 in non-accountable expense fees in connection with this drawdown.

      As of the date of this prospectus supplement, we have sold a total of 5,324,659 shares of our common stock to Evertrend and have received aggregate proceeds of $541,000 from Evertrend pursuant to the common stock purchase agreement. We have paid Ladenburg a total of $56,000 in placement fees, $100,000 in non-accountable expense fees and $3,000 in escrow fees in connection with the drawdowns.

      The attached prospectus relates to the resale of shares acquired by Evertrend pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Evertrend and the resale of shares acquired by Ladenburg pursuant to the exercise of warrants held by Ladenburg. Evertrend currently does not own any shares of our common stock, other than shares issuable upon the exercise of warrants held by Evertrend. Because Evertrend may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

      We will not receive any of the proceeds from this sale of shares by Evertrend. However, we will receive the sale price of common stock sold to Evertrend and upon the exercise of the warrants issued to Evertrend and Ladenburg in connection with the stock purchase agreement. We expect to use the proceeds of the sale of common stock and exercise of the warrants for general working capital purposes.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the related prospectus. Any representation to the contrary is a criminal offense.

          The date of this prospectus supplement is December 5, 2000.